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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                    SCHEDULE 13D

                                 (Amendment No. 5)


                     Under the Securities Exchange Act of 1934


                               POLYVISION CORPORATION
                               ----------------------
                                  (NAME OF ISSUER)


                      Common Stock, par value $.001 per share
                      ---------------------------------------
                           (TITLE OF CLASS OF SECURITIES)



                                     456702107
                                 -----------------
                                   (CUSIP NUMBER)


                             Stewart H. Wahrsager, Esq.
                               The Alpine Group, Inc.
                                   1790 Broadway
                             New York, New York  10019
                                    (212) 757-3333
             ------------------------------------------------------------
             (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                         RECEIVE NOTICES AND COMMUNICATIONS)


                                  November 16, 1998
             ------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]


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CUSIP No. 456702107
-------------------

I.   Name of Reporting Person                     The Alpine Group, Inc.

     S.S. or I.R.S. Identification No.
     of Above Person                              22-1620387
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II.  Check the Appropriate Box if a               (a) [ ]
     Member of a Group                            (b) [ ]
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III. SEC Use Only

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IV.  Source of Funds                              00

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V.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)   [ ]

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VI.  Citizenship or Place of Organization         Delaware

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                         VII. Sole Voting    13,568,370 shares
                              Power
                         -------------------------------------------------------

Number of Shares         VIII.Shared Voting       -0-
                              Power
                         -------------------------------------------------------

                         IX.  Sole Dis-      13,568,370 shares
                              positive Power
                         -------------------------------------------------------

                         X.   Shared Dis-         -0-
                              positive Power
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XI.  Aggregate Amount Beneficially           13,568,370 shares
     Owned By Each Reporting Person

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XII. Check box if the Aggregate Amount
     in Row (11) Excludes Certain Shares     [ ]

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XIII.     Percent of Class Represented by
          Amount in Row (11)                 61.3

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XIV. Type of Reporting Person                CO

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          Items 3, 5, 6 and 7 of the Schedule 13D, as amended (the "Schedule
13D"), of The Alpine Group, Inc. relating to shares of common Stock, $.001 par value per share, of PolyVision Corporation (formerly Information Display Technology, Inc.), are hereby amended by adding thereto the information and exhibit set forth below. The terms defined in the Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Alpine, the Issuer and another stockholder of the Issuer entered into an exchange agreement (the "Exchange Agreement"), dated as of November 16, 1998. In accordance with the terms of the Exchange Agreement, Alpine transferred to the Issuer 1,900,177 shares of the Issuer's Series A Preferred Stock, par value $.01 per share, having a liquidation value of $25,229,425 together with accrued and unpaid dividends thereon aggregating $5,532,931, and received from the Issuer 246,000 shares of the Issuer's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), having a liquidation value of $12,300,000. The Series B Preferred Stock is convertible into 4,100,000 shares of Common Stock, subject to customary antidilution adjustments. In addition, under the Exchange Agreement, Alpine transferred to the Issuer for cancellation indebtedness of the Issuer (principal and interest) aggregating $7,388,940 in return for 5,171,977 shares of Common Stock. Reference is made to the Exchange Agreement, including Exhibit B thereto which sets forth the terms of the Series B


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Preferred Stock, which is filed as Exhibit 1 hereto and which is incorporated herein by reference.

          Alpine and the Issuer entered into a Series C Preferred Stock Purchase Agreement (the "Purchase Agreement"), dated as of November 16, 1998. In accordance with the terms of the Purchase Agreement, Alpine purchased for cash consideration of $5,000,000, 100,000 shares of the Issuer's Series C Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), having a liquidation value of $5,000,000. The Series C Preferred Stock is convertible into 2,500,000 shares of Common Stock, subject to customary antidilution adjustments. Reference is made to the Purchase Agreement, including Exhibit A thereto which sets forth the terms of the Series C Preferred Stock, which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

          On November 20, 1998, the Issuer issued Alpine 209,790 shares of Common Stock and 9,000 shares of Series B Preferred Stock in accordance with an advisory agreement dated as of August 31, 1998 (the "Advisory Agreement") between the Issuer and Alpine relating to financial consulting and advisory services. Reference is made to the Advisory Agreement, which is filed as
Exhibit 3 hereto and which is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As a result of the consummation of the transactions contemplated by the Exchange Agreement and the Purchase Agreement, Alpine beneficially owns 13,568,370 shares of Common Stock (including 6,750,000 shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C


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Preferred Stock owned by Alpine), representing 61.3% of the outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Reference is made to Item 4 hereof and to the Exchange Agreement, Purchase Agreement and Advisory Agreement, which are filed as Exhibits 1, 2 and 3 hereto, respectively, and which are incorporated herein by reference.

ITEM 7.   EXHIBITS.

          Exhibit 1 - Exchange Agreement

          Exhibit 2 - Purchase Agreement

          Exhibit 3 - Advisory Agreement




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                                      SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 14, 1998

                                   THE ALPINE GROUP


                                   By /s/ Stewart H. Wahrsager
                                      -------------------------------
                                      Stewart H. Wahrsager
                                      General Counsel and Secretary










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